			Ambassador Money Market Fund QUARTERLY PERFORMANCE SUMMARY
			AVERAGE ANNUAL TOTAL RETURNS FOR THE PERIOD ENDED
	Quarter	Year to Date	One Year	Two Years	Three Years	Five Years	Ten Years	Since Inception 08/01/2000
December 31, 2011 (Current 7-Day Yield 0.08%*)
Performance	0.02%	0.05%	0.05%	0.07%	0.22%	1.66%	1.94%	2.23%
Fund Rank**	7/266	11/264	11/264	12/254	10/249	13/229	10/187	N/A
Percentile Ranking	3%	4%	4%	5%	4%	6%	5%
Annualized Expense Ratio 0.37%
September 30, 2011
Performance	0.01%	0.04%	0.06%	0.09%	0.36%	1.92%	1.98%	2.28%
Fund Rank**	4/276	10/274	14/274	12/263	19/252	12/234	11/194	N/A
Percentile Ranking	1%	4%	5%	5%	8%	5%	6%
June 30, 2011
Performance	0.01%	0.02%	0.08%	0.13%	0.56%	2.17%	2.06%	2.33%
Fund Rank**	13/277	16/276	16/273	11/265	17/253	13/236	15/194	N/A
Percentile Ranking	5%	6%	6%	4%	7%	6%	8%
March 31, 2011
Performance	0.02%	0.02%	0.09%	0.20%	0.76%	2.41%	2.16%	2.39%
Fund Rank**	10/280	10/280	17/270	9/266	17/256	12/237	17/192	N/A
Percentile Ranking	4%	4%	6%	3%	7%	5%	9%

An investment in the Ambassador Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency.  Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

*The yield quotation more closely reflects the current earnings of the money market fund than the total return calculation.

**Fund ranking in the Money Market Funds category as reported by Lipper.  (01/09/2012)

Fund Rating

Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), has assigned a Principal Stability Fund Rating of "AAAm" to the Ambassador Money Market Fund.  A fund rated AAAm has extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit, market and/or liquidity risks. AAAm is the highest principal stability fund rating assigned by S&P.  There is no assurance that such rating will continue for any given period of time or that it will not be revised or withdrawn entirely, if in the sole judgment of S&P, circumstances so warrant.